CASSA DI RISPARMIO DI FIRENZE

Fondata nel 1829

March 26, 2002

02028160

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington DC 20549
USA

SUPPL

RECEIVED MAR 28 2002

Attention Ms Amy O'Brien

Dear Sirs,

Re. **Cassa di Risparmio di Firenze S.p.A. - File number 82-5126 - Information furnished pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934**

Please find enclosed the following document :

- **Press release : 2001 results - Board of Directors resolutions**
  Dated : March 25, 2002
  Num. of Annex A : 8
  English version available

PROCESSED
APR 10 2002
THOMSON FINANCIAL

In order to facilitate your work I have included the Annex A.

Should you need any further information, please do not hesitate to contact me at (+39) 055 2612284.

Yours sincerely,

Marco Falleri
Investor Relations

Mod. MI 10208 Q - FI - 300.000 - 12/01

GRUPPO BANCARIO CASSA DI RISPARMIO DI FIRENZE

2001 CONSOLIDATED RESULTS

DIVIDEND 0.052 EURO PER SHARE: PAY-OUT RATIO OVER 66%

OPERATING INCOME 289.2 MILLION EURO (UP 1.8%)
NET EARNINGS 93.4 MILLION EURO

ROE 13.7% (EXCLUDING AMORTIZATION OF GOODWILL)

NET LOANS OVER 11 BILLION EURO

TOTAL DEPOSITS OVER 25 BILLION EURO

ASSETS UNDER MANAGEMENT: NET INFLOWS 1,400 MILLION EURO

The Board of Directors of Cassa di Risparmio di Firenze, chaired by Mr. Aureliano Benedetti, met on 25 March 2002 to approve the draft 2001 company and consolidated financial statements presented by the general manager Lino Moscatelli. The Meeting also took note of the Group's continuing expansion, now extending to 416 branch windows and a new network of financial representatives already operating on the territory with 9 *financial spaces* and 45 promoters.

The Bank's strategic investments continued, featuring the acquisition of an additional stake in Findomestic Banca, increasing it to 50% of share capital. The remaining 50% is held by Cetelem S.a., BNP Paribas Group. The florentine company, leader in the consumer credit sector, close the 2001 with € 50.2 million net profit (+61%) and ROE in excess of 23%.
In April CR Firenze Gestion Internationale S.a. was founded (80% CR Firenze, 20% Sanpaolo IMI) in Luxembourg. The new company manages the multisector Giotto Lux fund, the Bank's leading investment fund product. These mutual funds are also distributed by CR Forli and CR Ravenna. Assets under management amounted to around € 1.800 million as at 31 December 2001.

Taking into account the Parent's Company result (€ 84.9 million), the Board of Directors has decided to propose a € 0.052 dividend per share for Shareholders' Meeting approval, which led to a pay-out ratio in excess of 66%.
The draft 2001 financial statements of Banca CR Firenza S.p.A. and the dividend pay-out proposal will be in the agenda of the Shareholders' Meeting of 29 April 2002.
The proposed dividend pay-out is scheduled for 23 May 2002 (ex-dividend date 20 May 2002).

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

CONSOLIDATED PERFORMANCE

Changes in the scope of consolidation relate to the proportionate consolidation of Findomestic Banca (50%) and CR Mirandola (50.691%). **The following analysis is on a pro-forma basis**.

Consolidated net earnings in 2001 amounted to **€ 93,4 million**, mostly unchanged as compared to the previous year's result, despite a clearly unfavorable market context. Diversification in the sources of revenue forming the net result made this performance possible.

Interest income, net of dividends, amounted to € 559.4 million, an around 10% increase. Including dividends the increase was more than 11%.

Total income amounted to € 920 million, a 2.7% increase over the previous year. Despite the Group's expansion, the rise in operating expenses was contained to 1.1%[1]. As a result, **operating income** increased 1.8% to € 289.2 million.

As already mentioned, the year's market performance could have had a significant effect on the income statement performance, but Banca CR Firenze's corporate structure allowed it to absorb the economic downturn. In particular, while CR Firenze's income from financial operations decreased, as did those of the asset management subsidiary Eptaconsors, Findomestic Banca's income increased, and the significant increase of net asset management inflows kept the decrease of the line "commissions and other net income" under 0,9%.

The **cost/income ratio,** adjusted for expense collections, came in at 67% in 2001. The result is stable as compared to 2000.

Net extraordinary gains decreased around 3% to € 14.3 million. The biggest contributors were capital gains on security sales and the accounting reconciliation deriving from the merger of Credito Fondiario Toscano.

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

ROE was 13.7%. The ratio decreased to 11.3% if the amortization of goodwill is taken into account.

Total deposits amounted to € 25,167 million, a 1.4% increase. Direct deposits amounted to € 11,058 million, up 2.2%. Meanwhile indirect deposits increased 0.8%, including a 14.4% jump in **assets under management**, reaching € 8,047 million. The net inflow into managed assets reached € 1,400 million, reflecting the sales capability of the branch network and the quality of the products on offer. In detail, mutual funds grew 37.4% while actuarial reserves for insurance products increased 17.8%.

Customer loans amounted to € 11.335 million, a 3.8% increase. Net non-performing loans decreased 2.1% to € 197 million with coverage ratio equal to 52%. The coverage ratio for doubtful loans was 19.7%. The net non-performing loans/net loans ratio was 1.7%.

The reorganization process designed to overhaul the Group structure continued in 2001. Several reform projects were completed including *Regulations for the assumption of financial risks* and *Loan Regulations.* Also private asset management, accounting, auditing, and control operations were all conferred to the Parent company. Finally, the entire branch network is now integrated through a single profitability control information system.

The market and interest rate risk management and monitoring system, called *Alms-Pro,* is being extended to all other Group banks. This system, developed by Prometeia Calcolo, conforms to the requirements issued by the Basel Committee.

Florence, March 25, 2002

[1] The pro-forma data shows an increase of 2.9%, which, however, has to discount the effect of an extraordinary item pertaining to the period.

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

Consolidated Balance Sheet (ITL millions)

	ASSETS	31 December 2001		31 December 2000 PF		31 December 2000	
10	**Cash and cash on deposit with central banks and post offices**		**286,206**		**149,832**		**143,362**
20	**Italian government securities and similar securities eligible for refinancing with central banks**		**435,264**		**873,168**		**862,816**
30	**Amounts due from banks**		**1,838,138**		**1,701,795**		**2,046,747**
	(a) sight	205,585		511,589		515,173	
	(b) other	1,632,553		1,190,206		1,531,574	
40	**Customer loans**		**22,327,556**		**21,531,638**		**18,327,209**
	including:						
	- loans from third-party funds under administration	2,184		2,396		2,396	
50	**Bonds and other debt securities**		**3,529,057**		**3,732,822**		**3,711,363**
	(a) of public issuers	2,925,988		2,995,527		2,963,197	
	(b) of banks	378,568		524,416		536,658	
	including:						
	- own securities	103,324		241,634		241,634	
	(c) of financial institutions	116,397		80,689		79,947	
	(d) of other issuers	108,104		132,190		131,561	
60	**Shares and other equity securities**		**94,948**		**512,771**		**512,182**
70	**Participating interests other than in group companies**		**696,284**		**590,241**		**737,186**
	(a) valued on equity method	196,526		192,012		344,624	
	(b) other	499,758		398,229		392,562	
80	**Participating interests in group companies**		**46,026**		**31,523**		**30,370**
	(a) valued on equity method	34,985		27,955		27,955	
	(b) other	11,041		3,568		2,415	
90	**Goodwill arising on consolidation**		**281,552**		**328,883**		**200,433**
100	**Goodwill on equity-valued holdings**		**1,690**		**605**		**605**
110	**Intangible assets**		**119,893**		**106,174**		**96,155**
	including:						
	- formation, start-up and similar costs	47		0		0	
	- goodwill	4,850		0		0	
120	**Property and equipment**		**700,307**		**642,790**		**590,720**
140	**Own shares**		**13,785**		**1,664**		**659**
150	**Other assets**		**2,443,845**		**1,910,558**		**2,118,731**
160	**Accrued income and prepayments**		**204,540**		**204,581**		**152,110**
	(a) accrued income	148,234		164,688		146,081	
	(b) prepayments	56,306		39,893		6,029	
	including:						
	- issue discounts on securities	0		521		521	
	TOTAL ASSETS		**33,019,091**		**32,319,045**		**29,530,648**

CASSA RISPARMIO FIRENZE Banking Group

Consolidated Balance Sheet (millions of lire)

LIABILITIES AND SHAREHOLDERS' EQUITY	31 December 2001		31 December 2000 PF		31 December 2000	
10 Amounts due to banks		**5,969,687**		**5,447,169**		**3,167,509**
(a) sight	1,657,808		985,149		948,911	
(b) at maturity date or notice	4,311,879		4,462,020		2,218,598	
20 Customer deposits		**13,730,042**		**13,270,615**		**13,131,108**
(a) sight	11,919,735		11,365,887		11,281,205	
(b) at maturity date or notice	1,810,307		1,904,728		1,849,903	
30 Debt securities issued		**6,726,894**		**6,945,254**		**6,828,537**
(a) bonds	5,619,878		5,389,638		5,292,520	
(b) certificates of deposit	876,323		1,260,368		1,240,769	
(c) other	230,693		295,248		295,248	
40 Third-party funds under administration		**7,764**		**8,722**		**8,722**
50 Other liabilities		**2,281,480**		**2,781,360**		**2,639,084**
60 Accrued liabilities and deferred income		**201,981**		**250,245**		**184,437**
(a) accrued liabilities	155,837		206,379		168,764	
(b) deferred income	46,145		43,866		15,673	
70 Staff severance indemnity provision		**270,995**		**260,598**		**246,269**
80 Provisions for risks and charges		**663,973**		**603,068**		**566,265**
(a) provisions for pension and similar liabilities	297,369		303,800		302,272	
(b) accrued taxes	246,459		196,753		167,602	
(d) other provisions	120,145		102,515		96,391	
90 Provisions for loan losses		**68,581**		**54,145**		**55,753**
100 Reserve for general banking risks		**127,049**		**111,167**		**110,749**
110 Subordinated debt		**947,205**		**728,407**		**680,000**
120 Negative differences on consolidated holdings		**217**		**7,491**		**7,491**
130 Negative differences on equity-valued holdings		**2,185**		**1,797**		**4,248**
140 Minority interests		**286,624**		**322,294**		**331,362**
150 Share capital		**1,086,236**		**1,065,367**		**1,065,367**
160 Share premium		**632**		**632**		**632**
170 Reserves		**363,536**		**267,384**		**306,209**
(a) legal reserve	216,571		216,303		216,304	
(b) reserve for own shares	13,785		1,664		659	
(c) statutory reserve	33,892		31,933		31,933	
(d) other reserves	99,288		17,484		57,313	
180 Revaluation reserves		**103,107**		**12,532**		**13,735**
200 Net profit for the year		**180,903**		**180,798**		**183,171**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**33,019,091**		**32,319,045**		**29,530,648**

Guaranties and Commitments (millions of lire)

			31 December 2001		31 December 2000
10	**Guarantees issued**		**1,227,517**		**1,118,395**
	including:				
	- acceptances	27,426		47,707	
	- other guarantees	1,200,091		1,070,688	
20	**Commitments**		**352,401**		**956,073**

Consolidated Balance Sheet (millions of lire)

	PROFIT & LOSS ACCOUNT	31 December 2001		31 December 2000 PF		31 December 2000	
0	**Interest earned and similar income**		**1,925,817**		**1,754,631**		**1,405,032**
	including:						
	- on customer loans	1,680,690		1,419,994		1,064,478	
	- on debt securities	193,168		230,707		230,876	
:0	**Interest expense and similar charges**		**-842,653**		**-768,715**		**-653,517**
	including:						
	- on customer deposits	-259,311		-253,364		-249,493	
	- on debt securities	-274,025		-268,264		-266,370	
;0	**Dividends and other income**		**31,687**		**18,094**		**17,921**
	(a) on shares and other equity securities	1,520		1,001		975	
	(b) on participating interests, other than in group companies	30,166		17,093		16,946	
	(c) on participating interests in group companies	0		0		0	
.0	**Commissions earned**		**558,774**		**558,383**		**518,999**
:0	**Commissions expense**		**-92,807**		**-79,843**		**-39,809**
:0	**Gains (losses) on financial transactions**		**26,115**		**36,387**		**35,753**
'0	**Other operating income**		**239,101**		**220,989**		**186,179**
:0	**Administrative expenses**		**-1,098,449**		**-1,067,446**		**-900,156**
	(a) personnel expense	-695,705		-674,707		-604,424	
	including:						
	- salaries and wages	-506,107		-479,841		-430,511	
	- social security contributions	-127,907		-120,040		-106,646	
	- staff severance indemnities	-40,250		-41,830		-38,088	
	- pensions and similar obligations	-11,723		-18,445		-16,889	
	(b) other administrative expenses	-402,744		-392,739		-295,732	
'0	**Value adjustments to intangible assets and property and equipment**		**-161,088**		**-157,969**		**-125,409**
00	**Provisions for risks and charges**		**-31,876**		**-24,939**		**-18,389**
10	**Other operating expenses**		**-83,952**		**-72,915**		**-72,797**
20	**Value adjustments to loans and provisions for guarantees and commitments**		**-169,649**		**-192,019**		**-171,854**
30	**Value re-adjustments to loans and reversals of provisions for guarantees and commitments**		**73,898**		**73,286**		**72,259**
40	**Provisions for loan losses**		**-30,193**		**-8,672**		**-8,597**
50	**Value adjustments to non-current financial assets**		**-7,523**		**-4,934**		**-4,155**
60	**Value re-adjustments to non-current financial assets**		**2,038**		**7**		**7**
70	**Profits/(Losses) of companies valued on equity method**		**19,185**		**68,133**		**88,847**
30	**Profit from ordinary operations**		**358,426**		**352,458**		**330,314**
30	**Exceptional income**		**51,243**		**83,257**		**81,625**
00	**Exceptional charges**		**-23,654**		**-54,874**		**-59,931**
10	**Gain (loss) on exceptional items - net**		**27,589**		**28,383**		**21,694**
30	**Change in reserve for general banking risks**		**12,328**		**-6,238**		**-5,649**
40	**Income taxes for the year**		**-193,637**		**-175,032**		**-142,736**
50	**Profit for the year pertaining to minority interests**		**-23,803**		**-18,773**		**-20,452**
60	**Net profit for the year**		**180,903**		**180,798**		**183,171**

Balance Sheet (ITL millions)

	ASSETS	31 December 2001		31 December 2000	
10	**Cash and cash on deposit with central banks and post offices**		**230,880,406,671**		**104,732,250,807**
20	**Italian government securities and similar securities eligible for refinancing with central banks**		**142,841,248,089**		**211,436,502,685**
30	**Amounts due from banks**		**2,096,746,097,845**		**1,842,415,349,060**
	(a) sight	281,665,986,951		515,008,111,651	
	(b) other	1,815,080,110,894		1,327,407,237,409	
40	**Customer loans**		**14,263,076,122,756**		**13,872,751,450,348**
	including:				
	- loans from third-party funds under administration	1,704,867,115		1,598,362,849	
50	**Bonds and other debt securities**		**2,599,949,132,892**		**2,838,187,935,184**
	(a) of public issuers	2,066,999,963,637		2,221,221,935,737	
	(b) of banks	328,283,510,926		445,137,681,864	
	including:				
	- own securities	95,205,186,550		188,130,177,040	
	(c) of financial institutions	114,352,072,621		68,964,421,006	
	(d) of other issuers	90,313,585,708		102,863,896,577	
60	**Shares and other equity securities**		**59,348,174,908**		**330,830,256,155**
70	**Participating interests other than in group companies**		**572,324,857,209**		**549,793,078,961**
	(a) valued on equity method				
	(b) other				
80	**Participating interests in group companies**		**1,034,214,656,212**		**692,334,990,992**
	(a) valued on equity method				
	(b) other				
90	**Intangible assets**		**82,167,774,759**		**74,041,762,307**
100	**Property and equipment**		**532,142,436,847**		**459,509,698,092**
120	**Own shares**		**847,001,949**		**0**
130	**Others assets**		**1,918,854,147,947**		**1,782,193,406,071**
140	**Accrued income and prepayments**		**106,472,277,156**		**107,248,897,939**
	(a) accrued income	101,830,756,240		103,791,297,026	
	(b) prepayments	4,641,520,916		3,457,600,913	
	including:				
	- issue discounts on securities	0		114,282,551	
	TOTAL ASSETS		**23,639,864,335,240**		**22,865,475,578,601**

CASSA RISPARMIO FIRENZE SPA

Balance Sheet (millions of lire)

LIABILITIES AND SHAREHOLDERS' EQUITY	31 December 2001		31 December 2000	
10 Amounts due to banks		**3,405,786,405,525**		**2,769,936,772,335**
(a) sight	1,745,557,976,460		790,947,260,885	
(b) at maturity date or notice	1,660,228,429,065		1,978,989,511,450	
20 Customer deposits		**10,142,105,870,654**		**10,006,509,621,722**
(a) sight	8,972,111,558,486		8,644,865,249,431	
(b) at maturity date or notice	1,169,994,312,168		1,361,644,372,291	
30 Debt securities issued		**4,892,457,029,311**		**4,771,948,079,477**
(a) bonds	4,116,205,564,597		3,613,341,190,594	
(b) certificates of deposit	580,867,651,092		921,879,582,704	
(c) other	195,383,813,622		236,727,306,179	
40 Third-party funds under administration		**7,007,843,893**		**7,646,945,827**
50 Other liabilities		**1,732,036,658,701**		**2,310,116,569,809**
60 Accrued liabilities and deferred income		**109,608,937,280**		**144,906,579,623**
(a) accrued liabilities	101,891,440,292		132,756,455,180	
(b) deferred income	7,717,496,988		12,150,124,443	
70 Staff severance indemnity provision		**202,816,184,178**		**190,308,805,221**
80 Provisions for risks and charges		**429,034,205,534**		**375,934,825,232**
(a) provisions for pension and similar liabilities	212,588,128,256		216,136,765,419	
(b) accrued taxes	147,786,850,125		107,638,600,071	
(d) other provisions	68,659,227,153		52,159,459,742	
90 Provisions for loan losses		**40,559,301,981**		**22,137,570,159**
100 Reserve for general banking risks		**120,968,235,112**		**100,000,000,000**
110 Subordinated debt		**879,434,626,202**		**680,000,000,000**
120 Share capital		**1,086,236,393,000**		**1,065,367,273,000**
130 Share premium		**632,358,046**		**632,358,046**
140 Reserves		**326,380,396,746**		**265,412,947,626**
(a) legal reserve	213,965,614,600		212,773,106,298	
(b) reserve for own shares	847,001,949		0	
(c) statutory reserve	21,434,568,003		23,943,171,811	
(d) other reserves	90,133,212,194		28,696,669,517	
150 Revaluation reserves		**100,374,508,038**		**0**
170 Net profit for the year		**164,425,381,039**		**154,617,230,524**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**23,639,864,335,240**		**22,865,475,578,601**

Balance Sheet (millions of lire)

	Guaranties and Commitments	31 December 2001		31 December 2000	
10	**Guarantees issued**		**955,123,516,465**		**868,677,741,823**
	including:				
	- acceptances	22,836,467,014		39,804,773,025	
	- other guarantees	932,287,049,451		828,872,968,798	
20	**Commitments**		**302,733,080,917**		**705,282,943,591**

Balance Sheet (millions of lire)

	PROFIT & LOSS ACCOUNT	31 December 2001		31 December 2000	
10	***Interest earned and similar income***		**1,172,103,062,060**		**1,029,019,667,359**
	including:				
	- on customer loans	979,308,863,182		780,638,391,991	
	- on debt securities	126,889,439,917		153,251,021,976	
20	**Interest expense and similar charges**		**-578,180,665,027**		**-496,511,973,853**
	including:				
	- on customer deposits	-189,336,170,417		-189,815,195,385	
	- on debt securities	-210,492,196,808		-185,709,096,894	
30	**Dividends and other income**		**99,268,263,900**		**66,968,641,331**
	(a) on shares and other equity securities	1,108,003,616		632,007,193	
	(b) on participating interests, other than in group companies	47,208,460,601		35,638,162,932	
	(c) on participating interests in group companies	50,951,799,683		30,698,471,206	
40	**Commissions earned**		**400,274,722,411**		**430,720,283,030**
50	**Commissions expense**		**-27,236,537,983**		**-34,102,388,385**
60	**Gains (losses) on financial transactions**		**26,306,740,020**		**34,327,007,928**
70	**Other operating income**		**145,944,228,978**		**130,396,090,662**
80	**Administrative expenses**		**-750,765,865,813**		**-732,208,147,933**
	(a) personnel expense	-461,700,805,241		-448,936,850,229	
	including:				
	- salaries and wages	-338,399,702,705		-321,864,037,238	
	- social security contributions	-83,674,371,387		-77,177,880,602	
	- staff severance indemnities	-27,868,349,494		-28,909,774,060	
	- pensions and similar obligations	-4,630,110,429		-11,255,369,812	
	(b) other administrative expenses	-289,065,060,572		-283,271,297,704	
90	**Value adjustments to intangible assets and property and equipment**		**-84,057,121,920**		**-71,933,908,009**
00	**Provisions for risks and charges**		**-19,209,527,073**		**-8,568,512,000**
10	**Other operating expenses**		**-22,339,317,731**		**-17,764,420,243**
20	**Value adjustments to loans and provisions for guarantees and commitments**		**-109,589,507,323**		**-125,880,274,273**
30	**Value re-adjustments to loans and reversals of provisions for guarantees and commitments**		**51,619,924,142**		**39,071,216,470**
40	**Provisions for loan losses**		**-25,455,399,716**		**-2,039,976,462**
50	**Value adjustments to non-current financial assets**		**-3,541,929,189**		**-3,633,397,682**
60	**Value re-adjustments to non-current financial assets**		**836,343,596**		**7,109,887,188**
70	**Profit from ordinary operations**		**275,977,413,332**		**244,969,795,128**
80	**Exceptional income**		**28,658,649,335**		**49,585,545,940**
90	**Exceptional charges**		**-12,752,099,002**		**-25,137,753,380**
00	**Gain (loss) on exceptional items - net**		**15,906,550,333**		**24,447,792,560**
10	**Change in reserve for general banking risks**		**12,327,732,112**		**0**
20	**Income taxes for the year**		**-139,786,314,738**		**-114,800,357,164**
60	**Net profit for the year**		**164,425,381,039**		**154,617,230,524**

ANNEX A

REPORTING/DISCLOSURE REQUIREMENTS APPLICABLE TO CASSA DI RISPARMIO DI FIRENZE S.p.A. ("CRF")

	Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
1.	***Annual reports of CRF, including (i) the Board of Directors' report, (ii) the Board of Auditors' report and (iii) the minutes of the shareholders' meeting which approved the annual financial statements. Consolidated annual reports of the CRF Group. The external auditors' reports. Financial statements of CRF's subsidiaries or a summary thereof. Summary of the main line items of the financial statements of CRF's affiliates.*** [1]	By the day following the date of approval of the annual financial statements by CRF's shareholders' meeting.	Arts. 77 and 96 of CONSOB Regulation No. 11971/99.	*Borsa Italiana* (Italian Stock Exchange) and CONSOB. The information must be made available to the public at the registered office of CRF. The availability of the documents must be disclosed through a public announcement in at least one daily newspaper with national circulation in Italy.
	Annual reports of CRF, including (i) the Board of Directors' report, (ii) the Board of Auditors' report, and (iii) the minutes of the shareholders' meeting which approved the annual financial statements.	Within 30 days from the date of approval of the annual financial statements by CRF's shareholders' meeting.	Art. 2435 of the Italian Civil Code.	The annual report and the minutes of the shareholders' meeting which approved the financial statements have to be filed with the local Companies' Register (*Ufficio del Registro delle Imprese*).

1 The minutes of the shareholders' meeting at which the financial statements are (or are not) approved must be made available to the public at the registered office of CRF and sent to the Italian Stock Exchange and CONSOB within seven days from the date of such shareholders' meeting. If the shareholders' meeting requires amendments to the financial statements, the financial statements as amended must be made available to the public and sent to the Italian Stock Exchange and CONSOB within three days from the relevant shareholders' meeting.

	Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
2.	***Semi-annual reports of CRF, including (i) the Board of Directors' report, (ii) the Board of Auditors' remarks, if any, and (iii) the external auditors' report, if any.***	Within four months of the end of the first semester of each accounting year.	Arts. 81 and 96 of CONSOB Regulation No. 11971/99.	Italian Stock Exchange and CONSOB. The information must be made available to the public at the registered office of CRF. The availability of the documents must be disclosed through a public announcement in at least one daily newspaper with national circulation in Italy.
3.	***Quarterly reports.***	Within 45 days of the end of each quarter of each accounting year.	Arts. 82 and 96 of CONSOB Regulation No. 11971/99.	Italian Stock Exchange and CONSOB. The information must be made available to the public at the registered office of CRF. The availability of the documents has to be disclosed through a public announcement in at least one daily newspaper with national circulation in Italy. [2]
4.	***Prospectuses.***	Must be notified and registered with CONSOB and, where the prospectus is also a prospectus for admission to listing, the Italian Stock Exchange, prior to delivery to the public.	Art. 94 of Legislative Decree No. 58/1998.	CONSOB and, where the prospectus is also a prospectus for admission to listing, the Italian Stock Exchange, and the public at large.
5.	***Dividend declarations.***	Must be approved by shareholders at the annual general meeting that approves the financial statements and disclosed promptly to CONSOB, the Italian Stock Exchange and the public.	Art. 2433 of the Italian Civil Code.	Italian Stock Exchange and CONSOB. The information must be made available at the registered office of CRF. The availability of such information has to be disclosed through a public announcement in at least one daily newspaper with national circulation in Italy.
6.	***Preliminary profit announcements.***	Must be disclosed promptly.	Arts. 66 and 68 of CONSOB Regulation No. 11971/99.	Italian Stock Exchange and CONSOB. The information must be made available to the public, including through a press release to at least two press agencies.
7.	***Periodic accounting information and budget announcements.***	Must be disclosed promptly.	Arts. 66 and 68 of CONSOB Regulation No. 11971/99.	Italian Stock Exchange and CONSOB. The information must be made available to the public, including through a press release to at least two press agencies.

2 Exemptions apply for quarterly reports due at the end of each semester and each accounting year, provided certain conditions are met.

	Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
8.	***Board of Directors' resolutions concerning the approval of the financial statements of CRF and of the CRF group, the semi-annual accounts and proposals for dividend distribution.***	Must be disclosed promptly.	Art. 66 of CONSOB Regulation No. 11971/99.	Italian Stock Exchange and CONSOB. The information must be made available to the public, including through a press release to at least two press agencies.
9.	***Information and documents relating to mergers and demergers.***			
(a)	Merger/demerger proposal.	No later than 30 days prior to the date of the shareholders' meeting to which the proposal will be submitted.	Art. 2501 *bis* and Art. 2504 *octies* of the Italian Civil Code.	The information must be filed with the Companies' Register and a summary must be published in the Italian Official Gazette.
(b)	Merger/demerger proposal. Financial condition of the companies involved in the merger/demerger.	No later than 30 days prior to the date of the shareholders' meeting to which the proposal will be submitted.	Art. 70 and 90 of CONSOB Regulation No. 11971/99.	Italian Stock Exchange and CONSOB. The information must be made available to the public, including at the registered office of CRF. The availability of such information has to be disclosed through a public announcement in at least one daily newspaper with national circulation in Italy no later than 25 days prior to the date of the relevant shareholders' meeting.
(c)	Report of the Board of Directors to the Shareholders on the merger/demerger.	No later than 30 days prior to the date of the shareholders' meeting to which the proposal will be submitted.	Art. 90 of CONSOB Regulation No. 11971/99.	CONSOB.
(d)	Information memorandum.	No later than 10 days prior to the date of the shareholders' meeting to which the proposal will be submitted.	Arts. 70 and 90 of CONSOB Regulation No. 11971/99.	CONSOB may require that an information memorandum (prepared in accordance with the format set forth by CONSOB) be made available to the public at the registered office of CRF, the Italian Stock Exchange and CONSOB. The availability of such information must be disclosed through the public announcement specified above sub (b).
(e)	Resolution of the shareholders' meeting which approved the merger/demerger.	Within 30 days from the date of the relevant shareholders' meeting.	Art. 90 of CONSOB Regulation No. 11971/99. Art. 2502 *bis* and Art. 2504 *novies* of the Italian Civil Code.	CONSOB. The information must be filed together with a number of attachments with the Companies' Register and a summary must be published in the Italian Official Gazette.

	Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
(f)	Deed of merger/demerger.	Within 30 days of execution	Art. 2504 and Art. 2504	The information must be filed with the

		of the deed of merger/demerger.	*novies* of the Italian Civil Code.	Companies' Register.
(g)	Deed of merger/demerger.	Within 10 days of the registration of the deed of merger/demerger with the Companies' Register.	Art. 90 of CONSOB Regulation No. 11971/99.	CONSOB.
10.	***Information memorandum regarding acquisitions and disinvestments.***	No later than 15 days from CONSOB's request.	Arts. 71 and 91 of CONSOB Regulation No. 11971/99.	CONSOB may require, depending on the type and size of the acquisition/ Disinvestment, that an information memorandum (prepared in accordance with the format set forth by CONSOB) be made available to the public at the registered office of CRF, the Italian Stock Exchange and CONSOB. The availability of such document has to be disclosed promptly through a public announcement in at least one daily newspaper with national circulation in Italy.
11.	***Amendments to the by-laws.***			
(a)	Report of the Board of Directors to the shareholders on the proposed amendments (in the format set out by CONSOB).	At least 30 days prior to the date of the shareholders' meeting to which the amendments will be submitted.	Art. 92, par. 1, (a) of CONSOB Regulation No. 11971/99.	CONSOB.
		At least 15 days prior to the date of the shareholders' meeting to which the amendments will be submitted.	Art. 72, par. 2 of CONSOB Regulation No. 11971/99.	The information must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
(b)	Amended text of the by-laws together with the resolution of the shareholders' meeting which approved the amendments.	Within 30 days from the date of the shareholders' meeting that approved the amendments.	Art. 2436 of the Italian Civil Code.	The information must be filed with the Companies' Register.
12.	***Issue of debt securities.***			
(a)	Report of the Board of Directors to the shareholders on the proposed issue of debt securities.	At least 30 days prior to the date of the shareholders' meeting to which the issue will be submitted.	Art. 92 of CONSOB Regulation No. 11971/99.	CONSOB.

	Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
		At least 15 days prior to the date of the shareholders' meeting to which the issue will be submitted.	Art. 75 of CONSOB Regulation No. 11971/99.	The information (in the format set out by CONSOB) must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
(b)	Resolution of the shareholders' meeting which has approved the issue of the debt securities.	Within 30 days from the date of the relevant shareholders' meeting.	Art. 2411 of the Italian Civil Code.	The Companies' Register.
13.	***Changes in share capital.***			
(a)	Report of the Board of Directors to the shareholders on the proposed change in share capital.	At least 30 days prior to the date of the shareholders' meeting to which the change in share capital will be submitted.	Art. 92 of CONSOB Regulation No. 11971/99.	CONSOB.
		At least 15 days [3] prior to the date of the shareholders' meeting to which the change in share capital will be submitted.	Art. 72 of CONSOB Regulation No. 11971/99.	The information (in the format set out by CONSOB) must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
(b)	Report of the external auditors appointed by the Florence Court.[4]	At least 15 days prior to the date of the shareholders' meeting to which the change in share capital will be submitted.	Art. 72 and 92 of CONSOB Regulation No. 11971/99.	CONSOB. The information must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
(c)	Resolution of the shareholders' meeting which has approved the change in share capital.	Within 30 days from the date of the shareholders' meeting which has approved the change in share capital.	Art. 2436 of the Italian Civil Code.	The information must be filed with the Companies' Register.
			Art. 92 of CONSOB Regulation No. 11971/99.	CONSOB.
(d)	Amended text of the by-laws.	Within 30 days from the date of the shareholders' meeting which has approved the change in share capital.	Art. 2436 of the Italian Civil Code.	The information (showing the new amount of share capital) must be filed with the Companies' Register.

Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute

3 In the event of a capital decrease due to losses, such period is reduced to eight days prior to the date of the shareholders' meeting to which the change in share capital will be submitted (art. 74 of CONSOB Regulation No. 11971/99). In this case, CRF must file with CONSOB the minutes of the shareholders' meeting which resolved upon the capital decrease due to losses, within 30 days from such meeting (art. 94 of CONSOB Regulation No. 11971/99).

4 Only when the increase in share capital is made with the exclusion of pre-emptive rights, or with assets in kind.

		Within 30 days from the date of filing with the Companies' Register.	Art. 92 of CONSOB Regulation No. 11971/99.	CONSOB.
14.	***Acquisition/sale of treasury stock.***			
(a)	Report of the Board of Directors to the shareholders on the proposed acquisition or sale of treasury stock.	At least 15 days prior to the date of the shareholders' meeting to which the acquisition or sale of treasury stock will be submitted.	Arts. 73 and 93 of CONSOB Regulation No. 11971/99.	CONSOB. The information (in the format set out by CONSOB) must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
(b)	Minutes of the shareholders' meeting which approved the acquisition or sale of treasury stock.	Within 30 days from the relevant shareholders' meeting.	Art. 93 of CONSOB Regulation No. 11971/99.	CONSOB.
15.	***Notice of changes in directors, statutory auditors or general manager.***	Within 10 days of appointment/removal.	Art. 100 of CONSOB Regulation No. 11971/99.	Details of the new/resigned directors, statutory auditors or general manager must be filed with CONSOB.
	Notice of changes in directors.	Within 15 days of appointment/removal.	Art. 2383 of the Italian Civil Code.	Details of the new/resigned directors must be filed with Companies' Register.
16.	***Shareholders' meetings.***			
(a)	Notice convening shareholders' meetings stating, *inter alia*, agenda of meetings.	30 days before shareholders' meetings.	Ministerial Decree No. 437/98.	Publication in the Italian Official Gazette.
(b)	Directors' report on proposals included in the agenda.	15 days before shareholders' meeting.	Ministerial Decree No. 437/98.	Such information must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
17.	***Trading on listed securities issued by CRF or other companies of the CRF Group or related securities.***	Within 3 working days from the end of each calendar month.	Arts. 87 and Annex 3F of CONSOB Regulation 11971/99.	CRF must deliver to CONSOB a report on the trades made by CRF or other companies of the CRF Group on listed securities issued by CRF or other companies of the CRF Group or related securities. Such information, provided that certain thresholds are met, must be made available to the public at the Italian Stock Exchange and through a press release to at least two press agencies, within five working days from the end of each calendar month.
18.	***Opening/closing of branches.***	Must be disclosed promptly.	Rules of the Companies' Register	The opening/closing of the branch must be notified to the Companies Register.

	Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
19.	***Other material information.***	Must be disclosed promptly.	Art. 66 of CONSOB Regulation No. 11971/99.	Any material information must be disclosed to CONSOB and the Italian Stock Exchange and made available to the public by way of a press release to at least two press agencies.